FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of September, 2003

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

Exhibits

Exhibit 1    Press Release Dated September 19, 2003

Exhibit 2    Material Change Report

NEWS RELEASE - No. 10-03

    September 19, 2003

PRIVATE PLACEMENT COMPLETED

SAMEX has completed a private placement of 859,000 units at a price of $0.40 per unit (originally announced as 844,000 units in News Release No. 8-03 dated August 11, 2003).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.40 per share if exercised at any time during the two year term of the warrant which expires September 15, 2005.  The units (859,000 shares and 429,500 full warrants) were issued September 15, 2003 and are subject to a hold period until January 16, 2004.

SAMEX also issued 10,000 units (same terms as the private placement units) to Canaccord Capital Corporation as a finder’s fee in relation to the placement of 125,000 units of the private placement.  The finder’s fee units (10,000 shares and 5,000 full warrants) were issued September 15, 2003 and are subject to a hold period until January 16, 2004.

Four directors of SAMEX were placees for 595,000 units of the private placement.  The proceeds of the private placement will be used for exploration/expenditures on the Company’s mineral exploration properties and for general working capital.

CONVERTIBLE NOTE CONVERTED TO UNITS – DEBT ELIMINATED

Under the terms of an outstanding Convertible Note (the “Note”), SAMEX had the option to cause the note-holder to convert the Note into units if the price of SAMEX shares traded above $0.45 for 15 consecutive trading days.  This having occurred, SAMEX elected to have the $200,000 principal of the Note converted into 666,667 units at a price of $0.30 per unit as provided by the terms (see News Release No. 7-03) of the Note.   Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for a one year period expiring September 11, 2004.  The share/warrant units were issued to the note-holder on September 11, 2003.

Pursuant to the terms of the Note, the note-holder was paid $1,610.96 to cover 7% interest which had accrued on the note to September 11, 2003.  The interest payment and issue of the share/warrant units to the note-holder was full and complete satisfaction of the Note and effectively canceled the Note,  eliminating SAMEX’s debt.

“Jeffrey P. Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M

SAMEX MINING CORP.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Tel:  (604) 870-9920

Toll Free: 800 828-1488

Fax: (604) 870-9930

September 22, 2003

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE:        Material Change Report

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1.

BC Form 53-901F - Material Change Report; and

2.

Copy of the Company’s News Release dated September 19, 2003.

Yours truly,

“Brenda L. McLean”

Corporate Secretary

/blm

Encl.

cc:  Leschert & Company,  Attn: Allen Leschert

      TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission – filed on SEDAR

      US Securities Commission – filed on EDGAR

This is the form of a material change report required under Section 85(1) of the British Columbia Securities Act and Section 151 of the British Columbia Securities Rules.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Reporting Issuer

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488         Fax:  (604) 870-9930

Date of Material Change

September 19, 2003

Press Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on September 19, 2003 and was disseminated through the wire services of Stockwatch, Market News Publishing and Stockhouse News.

Summary of Material Change

SAMEX has completed a private placement of 859,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.40 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.40 per share if exercised at any time during the two year term of the warrant.

SAMEX elected to have the $200,000 principal of an outstanding Convertible Note converted into 666,667 units at a price of $0.30 per unit as provided by the terms of the Note.

Full Description of Material Change

SAMEX has completed a private placement of 859,000 units at a price of $0.40 per unit (originally announced as 844,000 units in News Release No. 8-03 dated August 11, 2003).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.40 per share if exercised at any time during the two year term of the warrant which expires September 15, 2005.  The units (859,000 shares and 429,500 full warrants) were issued September 15, 2003 and are subject to a hold period until January 16, 2004.

SAMEX also issued 10,000 units (same terms as the private placement units) to Canaccord Capital Corporation as a finder’s fee in relation to the placement of 125,000 units of the private placement.  The finder’s fee units (10,000 shares and 5,000 full warrants) were issued September 15, 2003 and are subject to a hold period until January 16, 2004.

Under the terms of an outstanding Convertible Note (the “Note”), SAMEX had the option to cause the note-holder to convert the Note into units if the price of SAMEX shares traded above $0.45 for 15 consecutive trading days.  This having occurred, SAMEX elected to have the $200,000 principal of the Note converted into 666,667 units at a price of $0.30 per unit as provided by the terms (see News Release No. 7-03) of the Note.   Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for a one year period expiring September 11, 2004.  The share/warrant units were issued to the note-holder on September 11, 2003.

Reliance on Section 85(2) of the Act

This report is not being made on a confidential basis.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 22nd day of September, 2003.

“Larry D. McLean”

Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      “Larry D. McLean”

           Vice President, Operations

Dated:  September 22, 2003